UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

IMH Financial Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

None

(CUSIP Number)

Juniper Capital Partners, LLC

11150 Santa Monica Blvd., Suite 1400

Los Angeles, California 90025

Attn: Mr. Jay Wolf

(310) 633-2365

Copy to:

C. David Lee, Esq.

Munger, Tolles & Olson LLP

350 South Grand Ave.

Los Angeles, CA 90071

(213) 683-9100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 24, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSON Juniper NVM, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,296,352 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,296,352 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,296,352 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.2% (2)
14	TYPE OF REPORTING PERSON OO

(1)

Consists of shares of Common Stock issuable upon (i) conversion of 1,296,352 shares of Series B-1 Cumulative Convertible Preferred Stock held by Juniper NVM, LLC (without giving effect to any accrued and unpaid dividends thereon) and (ii) exercise of a warrant to purchase 1,000,000 shares of Common Stock held by Juniper NVM, LLC.

(2)

The percentage ownership reflected above and elsewhere in this Schedule 13D is based on (i) 16,559,315 shares of Common Stock outstanding as of September 27, 2019, as reported in the Proxy Statement on Schedule 14A filed by the Issuer with the Securities and Exchange Commission on October 10, 2019, plus (ii) 1,296,352 shares of Common Stock issuable upon conversion of the Series B-1 Cumulative Convertible Preferred Stock held by Juniper NVM, LLC, plus (iii) 1,000,000 shares of Common Stock issuable upon exercise of a warrant to purchase 1,000,000 shares of Common Stock held by Juniper NVM, LLC.

SCHEDULE 13D	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSON JCP Realty Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 435,122 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 435,122 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 435,122 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6% (2)
14	TYPE OF REPORTING PERSON OO

(1)

Consists of shares of Common Stock, issuable upon conversion of 435,122 shares of Series B-1 Cumulative Convertible Preferred Stock held by JCP Realty Partners, LLC (without giving effect to any accrued and unpaid dividends thereon).

(2)

The percentage ownership reflected above and elsewhere in this Schedule 13D is based on (i) 16,559,315 shares of Common Stock outstanding as of September 27, 2019, as reported in the Proxy Statement on Schedule 14A filed by the Issuer with the Securities and Exchange Commission on October 10, 2019, plus (ii) 435,122 shares of Common Stock issuable upon conversion of the Series B-1 Cumulative Convertible Preferred Stock held by JCP Realty Partners, LLC.

SCHEDULE 13D	Page 4 of 7 Pages

1	NAMES OF REPORTING PERSON Juniper Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,731,474 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,731,474 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,731,474 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2% (2)
14	TYPE OF REPORTING PERSON OO

(1)

Consists of shares of Common Stock, issuable upon (i) conversion of 1,731,474 shares of Series B-1 Cumulative Convertible Preferred Stock held by Juniper NVM, LLC and JCP Realty Partners, LLC (without giving effect to any accrued and unpaid dividends thereon) and (ii) exercise of a warrant to purchase 1,000,000 shares of Common Stock held by Juniper NVM, LLC.

(2)

The percentage ownership reflected above and elsewhere in this Schedule 13D is based on (i) 16,559,315 shares of Common Stock outstanding as of September 27, 2019, as reported in the Proxy Statement on Schedule 14A filed by the Issuer with the Securities and Exchange Commission on October 10, 2019, plus (ii) 1,296,352 shares of Common Stock issuable upon conversion of the Series B-1 Cumulative Convertible Preferred Stock held by Juniper NVM, LLC, plus (iii) 1,000,000 shares of Common Stock issuable upon exercise of a warrant to purchase 1,000,000 shares of Common Stock held by Juniper NVM, LLC, plus (iv) 435,122 shares of Common Stock issuable upon conversion of the Series B-1 Cumulative Convertible Preferred Stock held by JCP Realty Partners, LLC.

SCHEDULE 13D	Page 5 of 7 Pages

This Amendment No. 4 amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on August 26, 2014, as amended and supplemented on December 22, 2017, February 16, 2018 and June 6, 2018 (this “Schedule 13D”), by Juniper NVM, LLC, a Delaware limited liability company (“Juniper NVM”), JCP Realty Partners, LLC, a Delaware limited liability company (“JCP Realty”), and Juniper Capital Partners, LLC, a Delaware limited liability company (“Juniper”), with respect to the common stock, par value $0.01 per share (“Common Stock”), of IMH Financial Corporation, a Delaware corporation (the “Issuer”). The filing of any amendment to this Schedule 13D shall not be construed to be an admission that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended. Capitalized terms used but not defined in this Amendment No. 4 have the meanings assigned to such terms in Amendment No. 3 to this Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of this Schedule 13D is hereby amended to add the following information:

On October 24, 2019, pursuant to a Membership Interest Redemption and Stock Purchase Agreement, by and among JCP Realty, The Coast Fund, L.P. (the “Redeemed Party”), Juniper and JPMorgan Chase Funding Inc., a Delaware corporation (“JPMorgan”): (i) JCP Realty redeemed all of the Redeemed Party’s limited liability company interests in JCP Realty in exchange for the distribution-in-kind by JCP Realty to the Redeemed Party of 873,378 shares of the Issuer’s Series B-1 Cumulative Convertible Preferred Stock (“Series B-1 Preferred”) held by JCP Realty (the “Shares”); and (ii) the Redeemed Party concurrently sold the Shares to JPMorgan for an aggregate purchase price of $4,300,229.12 (or approximately $4.92 per Share) (such redemption and sale, the “October 24 Redemption/Sale”).

The information set forth in Item 6 below is incorporated by reference into this Item 5(c).

Items 5(a) and 5(b) of this Schedule 13D are hereby amended and restated as follows:

(a-b)

After giving effect to the October 24 Redemption/Sale, JCP Realty has the power to vote or direct the vote, and the power to dispose or direct the disposition of, and thus may be deemed to beneficially own, 435,122 shares of Common Stock, which represent approximately 2.6% of the outstanding Common Stock. Such shares are comprised of 435,122 shares of Common Stock (without giving effect to any accrued and unpaid dividends thereon) issuable upon conversion of the 435,122 shares of Series B-1 Preferred held by JCP Realty.

The October 24 Redemption/Sale did not involve any securities held by Juniper NVM. Accordingly, Juniper NVM continues to have the power to vote or direct the vote, and the power to dispose or direct the disposition of, and thus may be deemed to beneficially own, 2,296,352 shares of Common Stock, which represent approximately 12.2% of the outstanding Common Stock. Such shares are comprised of (x) 1,296,352 shares of Common Stock (without giving effect to any accrued and unpaid dividends thereon) issuable upon conversion of the 1,296,352 shares of Series B-1 Preferred held by Juniper NVM plus (y) 1,000,000 shares of Common Stock issuable upon exercise of a warrant to purchase 1,000,000 shares of Common Stock held by Juniper NVM.

Juniper does not beneficially own any Common Stock directly. However, Juniper controls JCP Realty and Juniper NVM by virtue of being their managing member. Accordingly, Juniper may be deemed to beneficially own, and each of JCP Realty and Juniper NVM may be deemed to share voting and disposition power with Juniper, in each case, of all Common Stock beneficially owned by JCP Realty or Juniper NVM. In the aggregate, Juniper may be deemed to beneficially own 2,731,474 shares of Common Stock, which represent approximately 14.2% of the outstanding Common Stock.

Please see footnote (2) of the respective cover pages for JCP Realty, Juniper NVM and Juniper for further information regarding the calculation of percentage ownership for each such reporting person.

SCHEDULE 13D	Page 6 of 7 Pages

Item 5. Interest in Securities of the Issuer.

Item 5(c) of this Schedule 13D is hereby amended to add the following information:

(c)	The information set forth in Item 4 above is incorporated by reference into this Item 5(c).

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is hereby amended to add the following information:

As already reported in the Current Report on Form 8-K that was filed by the Issuer on September 27, 2019 (the “09/27/2019 8-K”), the Issuer, JPM Funding and the Juniper Entities entered into a Third Amended and Restated Investment Agreement (the “Third Restated Investment Agreement”) on September 25, 2019, which amended and restated the Second Amended and Restated Investment Agreement, dated as of May 31, 2018, in its entirety. Among other things, the Third Restated Investment Agreement provides that, for so long as the Juniper Entities own at least 781,456 B-1 Preferred Shares (subject to adjustment as provided in the Third Restated Investment Agreement), (i) approval by the “Required Holders” under the Restated Certificate of Designation and under the Series B-4 Certificate of Designation will be deemed to have been obtained only if at least 93% of the outstanding shares of Series B Preferred Stock approve the matter at issue, and (ii) on any matter requiring approval or consent of the “Required Holders” under the Restated Certificate of Designation and under the Series B-4 Certificate of Designation, JPM Funding will vote its B-4 Preferred Shares for or against such approval or consent to achieve the same result as the vote of the other series of Series B Preferred Stock.

Also as already reported in the 09/27/2019 8-K, the Issuer, JPM Funding and the Juniper Entities entered into a Second Amended and Restated Investors’ Rights Agreement (the “Second Restated Rights Agreement”) on September 25, 2019, which amended and restated the Amended and Restated Investors’ Rights Agreement, dated as of May 31, 2018, in its entirety.

The Third Restated Investment Agreement is filed as Exhibit 2 to this Schedule 13D, and the Second Restated Rights Agreement is filed as Exhibit 3 to this Schedule 13D. The summary contained herein of the Third Restated Investment Agreement and the Second Restated Rights Agreement is qualified in its entirety by reference to the full text of such agreement.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1	Third Amended and Restated Investment Agreement, dated as of September 25, 2019, by and among IMH Financial Corporation, JPMorgan Chase Funding Inc., JCP Realty Partners, LLC and Juniper NVM, LLC (incorporated by reference to Exhibit 10.2 to IMH Financial Corporation’s Current Report on Form 8-K filed on September 27, 2019).

Exhibit 2	Second Amended and Restated Investors’ Rights Agreement, dated as of September 25, 2019, by and among IMH Financial Corporation, JPMorgan Chase Funding Inc., JCP Realty Partners, LLC and Juniper NVM, LLC (incorporated by reference to Exhibit 4.1 to IMH Financial Corporation’s Current Report on Form 8-K filed on September 27, 2019).

SCHEDULE 13D	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 30, 2019

JUNIPER NVM, LLC By: /s/ Jay Wolf Name: Jay Wolf Title: Authorized Signatory

JCP REALTY PARTNERS, LLC By: /s/ Jay Wolf Name: Jay Wolf Title: Authorized Signatory

JUNIPER CAPITAL PARTNERS, LLC By: /s/ Jay Wolf Name: Jay Wolf Title: Authorized Signatory